Exhibit 99.1
Explanatory Note I

This Form 6-K/A amends the announcement furnished on Form 6-K by Shinhan Bank on March 3, 2022, “Submission of Audit Report (Shinhan Bank).” (the “Original Form 6-K”)

Independent Auditor’s Report, Separate Statement of financial position, Separate Statement of comprehensive income, Note. 2(f), Note. 25(a), Note. 25(e), Note. 25(g), Note. 26(a), and Note. 26(b) of Exhibit 99.2 “Independent Auditor’s Report (Separate Financial Statements) of Shinhan Bank as of December 31, 2021” included in the Original Form 6-K is revised as per the below. All other information in the Original Form 6-K remains unchanged.

Item	Prior to amendment	As amended
Independent Auditor’s Report -Emphasis of Matter

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 2 of the separate financial statements. As explained in Note 2, the rapid spread of the COVID-19 epidemic has had a negative impact on the global economy, which can result in an increase in expected credit losses, potential impairment of assets, and negatively affecting the Bank's ability to generate revenue.

Emphasis of Matters

Without modifying our opinion, we draw attention to the followings of the separate financial statements.

(1) The spread of the COVID-19 epidemic

As explained in Note 2, the rapid spread of the COVID-19 epidemic has had a negative impact on the global economy, which can result in an increase in expected credit losses, potential impairment of assets, and negatively affecting the Bank's ability to generate revenue.

(2) Financial statements restatement

As explained in Note 26, the Bank decided to provision an additional regulatory reserve for loan loss to enhance loss absorbing capacity based on measures to extend COVID-19 financial support, and restated the separate financial statements for the year ended December 31, 2021.

Independent Auditor’s Report -Other Matters

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Other Matters

The attached separate financial statements for the year ended December 31, 2021 have been restated by the Bank to reflect the adjustments explained in the above Emphasis of Matters (2), and the restated separate financial statements were approved by the Board of Directors on March 11, 2022. This differs from the separate financial statements approved by the Board of Directors on February 8, 2022. We have reissued this audit report with respect to the separate financial statements including the adjustments. Accordingly, the audit report we issued on March 3, 2022 is no longer valid and cannot be used in relation to the Bank's 2021 separate financial statements.

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Date of Independent Auditor’s Report	March 3, 2022

March 3, 2022

(Except for those explained in the above Emphasis of Matters (2))

March 14, 2022

(The date of completion of the audit procedure performed limited to the contents explained in the above Emphasis of Matters (2))

Seoul, Korea

Separate Statement of financial position	Retained Earnings (Required amount of loan loss transfer) (199,666) (Expected amount of loan loss transfer) (199,666)	Retained Earnings (Required amount of loan loss transfer) (283,643) (Expected amount of loan loss transfer) (283,643)
Separate Statement of comprehensive income

Profit for the year (Notes 26)
  (Adjusted profit after reflection of reserve for loan loss
     For the year ended December 31, 2021: 1,953,268 million won, For the year ended December 31, 2020: 1,745,592 million won)

Profit for the year (Notes 26)
  (Adjusted profit after reflection of reserve for loan loss
     For the year ended December 31, 2021: 1,869,292 million won, For the year ended December 31, 2020: 1,745,592 million won)

Note 2(f)	The separate financial statements are approved for issue by the Board of Directors on February 8, 2022, which will be submitted for approval to the shareholders’ meeting on March 23, 2022.

The separate financial statements of the Bank were approved by the Board of Directors on February 8, 2022. In addition, the adjustment to the reserve loan-loss that is explained in Note 26 was approved by the Board of Directors on March 11, 2022 and will be finally approved at the general shareholders' meeting on March 23, 2022.

Note 25(a)	(*4) The amounts include the expected provision for regulatory reserve of loan loss of ~~W~~199,666 million and ~~W~~80,578 million as of December 31, 2021 and 2020, respectively.	(*4) The amounts include the expected provision for regulatory reserve of loan loss of ~~W~~283,643 million and ~~W~~80,578 million as of December 31, 2021 and 2020, respectively.
Note 25(e)

(e) The appropriation of retained earnings for the year ended December 31, 2021, is expected to be appropriated at the shareholders’ meeting on March 23, 2022. The appropriation date for the year ended December 31, 2020, was March 24, 2021.

Statements of appropriation of retained earnings for the years ended December 31, 2021 and 2020 are as follows:

December 31, 2021Appropriation of retained earnings:Legal reserveW215,294Regulatory reserve for loan loss199,666Other reserve19,577Voluntary reserves11,337,738Dividends on common stock900,000(Dividend per share in won: 2021 W567.60 (11.35%)2020 W485.62 (9.71%)W12,672,275

(e) The appropriation of retained earnings for the year ended December 31, 2021, is expected to be appropriated at the shareholders’ meeting on March 23, 2022. The appropriation date for the year ended December 31, 2020, was March 24, 2021.

Statements of appropriation of retained earnings for the years ended December 31, 2021 and 2020 are as follows:

December 31, 2021Appropriation of retained earnings:Legal reserveW215,294Regulatory reserve for loan loss283,643Other reserve19,577Voluntary reserves11,253,761Dividends on common stock900,000(Dividend per share in won: 2021 W567.60 (11.35%)2020 W485.62 (9.71%)W12,672,275

Note 25(g)

(g) Dividends payout ratio

Dividends payout ratio for the years ended December 31, 2021 and 2020 are as follows:

December 31, 2021DividendsW900,000Profit for the year2,152,934Dividends payout ratio to profit for the year41.80%Profit for the year adjusted for regulatory reserve1,953,268Dividends payout ratio to profit for the year adjusted for regulatory reserve for loan loss46.08%

(g) Dividends payout ratio

Dividends payout ratio for the years ended December 31, 2021 and 2020 are as follows:

December 31, 2021DividendsW900,000Profit for the year2,152,934Dividends payout ratio to profit for the year41.80%Profit for the year adjusted for regulatory reserve1,869,292Dividends payout ratio to profit for the year adjusted for regulatory reserve for loan loss48.15%

Note 26(a)

(a) The regulatory reserve for loan loss as of December 31, 2021 and 2020 are as follows:

December 31, 2021Regulatory reserve for loan lossW2,276,212Provision for regulatory reserve for loan loss199,666W2,475,878

(a) The regulatory reserve for loan loss as of December 31, 2021 and 2020 are as follows:

December 31, 2021Regulatory reserve for loan lossW2,276,212Provision for regulatory reserve for loan loss(*)283,643W2,559,855

(*) After the Board of Director’s approval of financial statements (February 8, 2022), on March 11, 2022, the Board of Directors decided to provision an additional regulatory reserve for loan loss of ~~W~~ 83,977 million to enhance loss absorbing capacity based on measures to extend COVID-19 financial support.

Note 26(b)

(b) Provision for regulatory reserve for loan loss and adjusted profit after reflecting regulatory reserve for loan loss

Provision for regulatory reserve for loan loss and adjusted profit after reflecting regulatory reserve for loan loss for the years ended December 31, 2021 and 2020 are as follows:

December 31, 2021Provision for regulatory reserve for loan lossW199,666Adjusted profit after reflecting regulatory reserve for loan loss(*) 1,953,268Adjusted earnings per share after reflecting regulatory reserve for loan loss in won1,197

(*) The adjusted reserve which reflects abovementioned loan loss is not based on K-IFRS and is calculated by assuming that the provisions of loan loss before income tax effects are reflected in profit for the year.

(b) Provision for regulatory reserve for loan loss and adjusted profit after reflecting regulatory reserve for loan loss

Provision for regulatory reserve for loan loss and adjusted profit after reflecting regulatory reserve for loan loss for the years ended December 31, 2021 and 2020 are as follows:

December 31, 2021Provision for regulatory reserve for loan loss (*1)W283,643Adjusted profit after reflecting regulatory reserve for loan loss(*2) 1,869,292Adjusted earnings per share after reflecting regulatory reserve for loan loss in won1,144

(*1) After the Board of Director’s approval of financial statements (February 8, 2022), on March 11, 2022, the Board of Directors decided to provision an additional regulatory reserve for loan loss of ~~W~~ 83,977 million to enhance loss absorbing capacity based on measures to extend COVID-19 financial support.

(*2) The adjusted reserve which reflects abovementioned loan loss is not based on K-IFRS and is calculated by assuming that the provisions of loan loss before income tax effects are reflected in profit for the year.